Exhibit 99.1

DHT Holdings, Inc. announces appointment of Ms. Iman Hill to the Board of Directors

HAMILTON, BERMUDA, April 1, 2022 - DHT Holdings, Inc. (NYSE:DHT) (the “Company”) today announced the appointment of Ms. Iman Hill to the Board of Directors, effective April 1, 2022.

Ms. Iman Hill is a petroleum engineer with 30 years’ experience in the oil and gas industry with extensive global expertise in the technical and commercial aspects of the petroleum business, in particular field development, capital projects and production operations. Ms. Hill’s experience has been gained in the Middle East, Africa, South America, the Far East, and the North Sea in diverse settings from onshore to ultra-deepwater. She was appointed Executive Director of the International Association of Oil & Gas Producers (IOGP) in December 2020. Ms. Hill has worked as a Senior Reservoir Engineer for BP, as a Senior Regional Adviser Africa to the E&P CEO and the Chairman of Shell, as well as GM Shell Egypt and Chairwoman of Shell Companies in Egypt. At BG Group she has held the positions of Senior Vice President Brazil and Senior Vice President Developments and Operations. Ms. Hill has also held positions of VP Africa at Sasol and Technical Director, GM UAE and President Egypt for Dana Gas in the UAE.  She also serves as Non-Executive Director on the Board of United Oil and Gas and as a non-executive Independent Board Director of Oil Spill Response Ltd (OSRL). Ms. Hill holds a Bachelor of Science degree from Aberdeen University. Ms. Hill is a resident and citizen of the United Kingdom.

About DHT Holdings, Inc.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Norway and Singapore. You may recognize us by our renowned business approach as an experienced organization with focus on first rate operations and customer service; our quality ships; our prudent capital structure that promotes staying power through the business cycles; our combination of market exposure and fixed income contracts for our fleet; our counter cyclical philosophy with respect to investments, employment of our fleet, and capital allocation; and our transparent corporate structure maintaining a high level of integrity and good governance. For further information please visit www.dhtankers.com.

Forward Looking Statements
This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company’s management as well as assumptions, expectations, projections, intentions and beliefs about future events.  When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect DHT’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the SEC on March 25, 2022.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

Contact:
Laila C. Halvorsen
CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: lch@dhtankers.com